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Direct Dial Number +1-617-778-9001	E-mail Address kenneth.burdon@stblaw.com

VIA EDGAR

September 15, 2025

Re:	SkyBridge G II Fund, Investment Company Act File No. 811-22561

Mr. Brian Szilagyi Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549

Dear Mr. Szilagyi:

On behalf of SkyBridge G II Fund (the “Fund”), we herewith transmit the Fund’s responses to the telephonic comments provided by you on behalf of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on August 14, 2025 regarding the Fund’s Shareholder Report on Form N-CSR, filed with the Commission on June 4, 2025, for the Fund’s fiscal year ended March 31, 2025 (the “Shareholder Report”), and the Fund’s Annual Report on Form N-CEN, filed with the Commission on June 13, 2025 (the “Annual Report”). The Staff’s comments are described below and have been summarized to the best of our understanding. We have discussed the Staff’s comments with representatives of the Fund. The Fund’s responses to the Staff’s comments are set out immediately under the restated comments. Unless otherwise indicated, defined terms used herein have the meanings set out in the Shareholder Report and Annual Report, as applicable.

Shareholder Report

Item 4. Principal Accountant Fees and Services.

Comment 1	The Staff notes that the Fund’s disclosure under Item 4(e)(2) is N/A, 100%, and 100% for items (b), (c), and (d), respectively. However, paragraph (e)(2) to Item 4 of Form N-CSR describes situations where the pre-approval requirement was waived, not when pre-approval was obtained. In addition, the Staff notes that services were described in the Fund’s disclosure under Items 4(b) and (c) but not under Item 4(d). Please confirm if this disclosure is accurate.

Mr. Brian Szilagyi	September 15, 2025

Response	The Fund hereby confirms that the disclosure should have stated N/A for Item 4(e)(2)(b), Item 4(e)(2)(c) and Item 4(e)(2)(d).

Comment 2	In future shareholder reports, please include a sufficient description in response to Item 4(c) of the nature of services comprising the tax fees disclosed in the categories of services provided by the principal accountant for tax compliance, tax advice, and tax planning for the last two fiscal years.

Response	The Fund hereby confirms that the requested change will be made in future shareholder reports.

Comment 3	In future shareholder reports, please include a sufficient description in response to Item 4(b) of the nature of services comprising the audit-related fees disclosed in the categories of services provided by the principal accountant for the last two fiscal years.

Response	The Fund hereby confirms that the requested change will be made in future shareholder reports.

Management’s Discussion of Fund Performance (“MDFP”)

Comment 4	The Staff notes that the Fund does not include a statement accompanying the graph and table stating that the Fund’s past performance does not predict future performance. Please confirm that the Fund will comply with the disclosure requirements of Instruction 4(g)(2)(B) to Item 24 of Form N-2 going forward.

Response	The Fund hereby confirms that it will comply with the requirements of Instruction 4(g)(2)(B) to Item 24 of Form N-2 in future shareholder reports.

Comment 5	The average annual total returns presented in the MDFP should include the returns for the ten-year period ending the last day of the most recent fiscal year. Please update this going forward. See Instruction 4(g)(2)(B) to Item 24 of Form N-2.

Response	The Fund hereby confirms that the requested change will be made in future shareholder reports.

Comment 6	The line graph presented for the Fund does not assume a $10,000 initial investment or the Fund’s required minimum, if that amount exceeds $10,000, at the beginning of the fiscal year. Please explain why the line graph does not conform to Instruction 4(g)(2)(A) to Item 24 of Form N-2.

Mr. Brian Szilagyi	September 15, 2025

Response	The Fund hereby confirms that in future shareholder reports it will provide a line graph that assumes a $10,000 initial investment or the Fund’s required minimum, if that amount exceeds $10,000.

Comment 7	In future shareholder reports, please enhance the MDFP disclosure to meet the form requirements by including a broader discussion of the factors that materially affected performance during the most recent fiscal year, including the relevant market factors and the investment strategies and techniques used by the Fund’s investment adviser. See Instruction 4(g) to Item 24 of Form N-2.

Response	The Fund believes that its MDFP disclosure complies with Instruction 4(g) to Item 24 of Form N-2. Nonetheless, the Fund will consider expanding the MDFP disclosure in future shareholder reports.

Other

Comment 8	In future shareholder reports, please ensure that all tables, charts or graphs depicting the portfolio holdings of the Fund by reasonable, identifiable categories disclose the basis of presentation (e.g., NAV or total investments). See Instruction 6(a) to Item 24 of Form N-2.

Response	The Fund hereby confirm that the requested change will be made in future shareholder reports.

Annual Report

Comment 9	The Staff notes that Item C.9.a.iii of the Fund’s Form N-CEN was filled in as N/A. In future filings, please ensure that the CRD number for each investment adviser of the Fund is provided in this item of Form N-CEN.

Response	The Fund hereby confirm that the requested change will be made in future annual reports.

*  *  *

Mr. Brian Szilagyi	September 15, 2025

Please do not hesitate to contact me at (617) 778-9001 if you have comments or if you require additional information regarding the Shareholder Report or the Annual Report.

Respectfully submitted,

/s/ Kenneth Burdon

Kenneth Burdon

cc:	Marie Noble, Esq.

Rajib Chanda, Esq.

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